Preston | Gates | Ellis LLP

1900 Main Street, Suite 600

Irvine, California 92614-7319

October 13, 2005

VIA EDGAR

Pamela A. Long

Assistant Director

Securities & Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Global ePoint, Inc.
Registration Statements on Form S-3
File Nos. 333-127734; 333-127735

Dear Ms. Long:

On behalf of our client, Global ePoint, Inc. (the “Company”), we are responding to verbal comments from Matt Franker of your offices received by the undersigned on October 13, 2005. Responsive Pre-Effective Amendments No. 3 have been filed concurrently herewith via EDGAR and has been marked to show changes from the original filings.

1.	We have made the requested change in File No. 333-127734, relating to the Series B shares, to specify that the shares underlying the warrants issued in connection with the offering of the Series B Preferred Stock are the only warrant shares being registered in the current filing by the holders of the Series B Preferred Stock.

2.	We have made the requested changes to the exhibit tables in each filing to add the appropriate references to the Form 8-K/A and/or the Form 10-QSB/A, both filed on October 12, 2005

We continue to acknowledge the Staff’s supplemental instructions and advisements provided in the prior comment letters. If you have any further questions concerning this filing or

Securities & Exchange Commission

Division of Corporation Finance

October 13, 2005

require additional information, please contact the undersigned at (949) 623-3537.

Very truly yours,

/s/ Veronica L. Nitschke

Veronica L. Nitschke

cc:	Global ePoint, Inc.

Matt Franker,
Securities & Exchange Commission
Division of Corporation Finance

Daniel K. Donahue, Esq.